SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)
   (X)                          ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 2001

                                       or

   ( )            TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                        Commission file number: 001-15019


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               PEPSIAMERICAS, INC.

                        SALARIED RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PEPSIAMERICAS, INC.
                            3880 Dain Rauscher Plaza
                             60 South Sixth Street
                          Minneapolis, Minnesota 55402

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 PEPSIAMERICAS, INC.
                                 SALARIED RETIREMENT SAVINGS PLAN

                                 By: /s/  Anne Sample
                                     ------------------------------------------
                                     Anne Sample
                                     Senior Vice President - Human Resources




Dated:  June 28, 2002

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2001 AND 2000
                   TOGETHER WITH INDEPENDENT AUDITORS' REPORT

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                                    ---------
                          INDEX TO FINANCIAL STATEMENTS



Report of Independent Auditors                                              F-4

Financial Statements:

    Statement of Net Assets Available for Benefits,
    as of  December 31, 2001 and 2000                                       F-5

    Statement of Changes in Net Assets Available for Benefits,
     for the years ended December 31, 2001 and 2000                         F-6

    Notes to Financial Statements                                   F-7 to F-10

Consent of Independent Auditors                                      Exhibit 23

Independent Auditors' Report

To the Administrative Committee of
PepsiAmericas, Inc. Salaried Retirement Savings Plan
Minneapolis, Minnesota


We have audited the accompanying statement of net assets available for benefits of PepsiAmericas, Inc. Salaried Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Ostrow Reisin Berk & Abrams, Ltd.
Chicago, Illinois
June 24, 2002

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



December 31,                                                                  2001                               2000
                                                                              ----                               ----
Assets:
     Plan interest in PepsiAmericas, Inc.
       Defined Contribution Master Trust                               $   189,654,199                    $   184,089,405

     Contributions receivable:
       Participant                                                             317,275                            244,010
       Employer                                                                233,480                            175,083
                                                                       ---------------                    ---------------

         Total assets                                                      190,204,954                        184,508,498
                                                                       ---------------                    ---------------

Liabilities:
     Expenses payable                                                          217,693                            105,955
                                                                       ---------------                    ---------------

         Total liabilities                                                     217,693                            105,955
                                                                       ---------------                    ---------------

Net assets available for benefits                                      $   189,987,261                    $   184,402,543
                                                                       ===============                    ===============

See notes to financial statements.

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


Years ended December 31,                                                      2001                               2000
                                                                              ----                               ----
Additions (deductions) to net assets attributed to:
     Net investment (loss) from the PepsiAmericas, Inc.
         Defined Contribution Master Trust                             $   (12,480,169)                   $    (1,498,431)

     Contributions:
       Participant                                                          10,214,690                          8,733,022
       Employer                                                              6,798,137                          5,793,612
                                                                       ---------------                    ---------------

         Total additions, net                                                4,532,658                         13,028,203
                                                                       ---------------                    ---------------

Deductions from net assets attributed to:
     Participants' withdrawals                                              15,598,223                         14,278,773
     Administrative expenses                                                   642,282                            523,151
                                                                       ---------------                    ---------------

         Total deductions                                                   16,240,505                         14,801,924
                                                                       ---------------                    ---------------

Transfers (to) from other plans (Note 5)                                    17,292,565                         (2,056,893)
                                                                       ---------------                    ----------------

         Increase (decrease) in net assets                                   5,584,718                         (3,830,614)

Net assets available for plan benefits:
     Beginning of year                                                     184,402,543                        188,233,157
                                                                       ---------------                    ---------------

     End of year                                                       $   189,987,261                    $   184,402,543
                                                                       ===============                    ===============


See notes to financial statements.

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                                  ----------

                          NOTES TO FINANCIAL STATEMENTS

(1)  Description of Plan

The following brief description of the PepsiAmericas, Inc. Salaried Retirement Savings Plan (as amended and restated January 1, 2001) (formerly known as the Whitman Corporation Retirement Savings Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers eligible employees of PepsiAmericas, Inc. and those of its subsidiary companies which adopt the Plan, with any company having adopted the Plan along with PepsiAmericas, Inc. being considered an Employer. Any salaried, non-union employee who has met limited employment requirements and has elected to participate in the Plan is considered a Participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participant contributions are made to the Plan through periodic payroll deductions in amounts ranging from 2% to 15% of base salary, in 1% increments. Participant contributions made via periodic payroll deductions are matched in equal amounts by Employer contributions up to a 6% limit. Effective October 1, 2000, the Plan was amended to allow Participants to contribute up to 15% of base salary.

The total annual pre-tax contributions by a Participant were limited in 2001 and 2000 to $10,500 (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or the appropriate percentage of the Participant's total compensation during the year.

Plan Termination

Although it has not expressed any intent to do so, PepsiAmericas, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Participant Accounts

Each Participant's account is credited with the Participant's contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on Participant account balances. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's account.

Participant Notes Receivable

In accordance with Plan provisions, loans are made to Participants in amounts not to exceed the lesser of one half of the Participant's vested account balance or $50,000. The loans bear interest at the trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through Participant payroll withholdings under a reasonable repayment schedule of not more than five years.

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                                 ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


Vesting

Participants are immediately vested in their voluntary contributions, actual earnings thereon, and in all prior and future Employer matching contributions.

Payment of Benefits

On termination of service, a Participant may elect to receive the value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, in the form of an immediate or deferred annuity, or disbursement amounts at their discretion.

Expenses

External administrative expenses for the preparation and maintenance of the Plan's financial records and Participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Plan Sponsor.

Investment Options

Participants in the Plan have the right to direct that their contributions be invested in one or more funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 2001 and 2000 the following investment options were offered:


                            o Conservative Portfolio
                            o Moderate Portfolio
                            o Growth Portfolio
                            o Aggressive Growth Portfolio
                            o Fixed Income Fund
                            o Large Company Fund
                            o Small Company Fund
                            o International Fund
                            o PepsiAmericas, Inc. Stock Fund

Employer matching contributions may be directed into the same funds, using the same percentages, as Participant contributions. Earnings on investments in each of the investment funds are reinvested in the respective funds.

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                                 ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


(2)  Interest in PepsiAmericas, Inc. Defined Contribution Master Trust

Certain assets of the Plan are in the PepsiAmericas, Inc. Defined Contribution Master Trust (the "Trust"), formerly known as the Whitman Corporation Defined Contribution Master Trust, which was established for the investment of assets of the Plan and another PepsiAmericas, Inc. sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the "Trustee"). The Plan's interest in the net assets of the Trust is based on the individual Participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Trust was approximately 73% and 74%, respectively.

The Trust held the following classifications of investments as of December 31, 2001 and 2000:

                                                                                        2001                  2000
                                                                                 ----------------      ----------------

            Investments at market value:
                 Common Stock:  PepsiAmericas, Inc.                              $     16,675,285      $     21,107,883
                                PepsiCo, Inc.                                                   0             6,113,039
                 Collective Investment Trusts                                         166,180,321           172,652,633
                 Participant Notes Receivable                                           6,333,226             5,312,952

            Investments at contract value:
                 Investment Contracts                                                  71,621,387            44,182,937
                                                                                 ----------------      ----------------
                     Total Trust Investments                                     $    260,810,219      $    249,369,444
                                                                                 ================      ================

As of December 31, 2001 and 2000, the net assets of the Trust include the above investments and other miscellaneous net assets totaling $10,445 and $310,508 respectively.

Net investment income (loss) for the Trust is as follows for the years ended December 31, 2001 and 2000:

                                                                                       2001                  2000
                                                                                 -----------------     ----------------

Net appreciation (depreciation) in fair value of investments:
            Common Stock                                                         $      (3,875,582)    $      5,841,892
            Collective Investment Trusts                                               (17,245,918)         (12,863,167)
                                                                                 -----------------     ----------------
                                                                                       (21,121,500)          (7,021,275)
            Interest, Dividends and Other                                                4,056,339            3,399,960
                                                                                 -----------------     ----------------
                     Total Investment Income (Loss)                              $     (17,065,161)    $     (3,621,315)
                                                                                 =================     ================

(3)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                                 ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


Investment Valuation and Income Recognition

Except for the investment contracts, the Trust's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the years ended December 31, 2001 and 2000, was 5.7% and 6.2%, respectively. The aggregate interest rate for the investment contracts as of December 31, 2001 and 2000, was 5.9% and 6.2%, respectively. The fair value of the investment contracts in the Trust as of December 31, 2001 and 2000, was approximately $76,900,000 and $46,700,000, respectively.

The Trust records investment transactions on a trade date basis.

Benefits Paid to Participants

Benefits are recorded when paid.

Use of Estimates

The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those estimates.

(4)   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 1, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(5)   Transfers (To) From Other Plans

Effective July 3, 2001, the assets attributable to the accounts of the participants under the Delta Beverage Group, Inc. Retirement Savings Plan were transferred to the Trust. The asset transfer amounted to approximately $15.3 million.

Effective October 2, 2001, the assets attributable to the accounts of the participants under the PepsiAmericas, Inc. Retirement Savings Plan were transferred to the Trust. The asset transfer amounted to approximately $10.4 million.

Effective February 23, 2000, the assets attributable to the accounts of the participants who were employees of the domestic operations sold to PepsiCo were transferred to the trust established under PepsiCo's retirement plans. The asset transfer amounted to approximately $5.2 million.

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                                 ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


(6)      Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to Schedule H of Form 5500:

                                                                         2001             2000
                                                                    ------------     ------------

         Net assets available for benefits per
           the financial  statements                                $189,987,261     $184,402,543
         Amounts allocated to withdrawing
           participants                                                 (259,424)               -
                                                                    ------------     ------------
         Net assets available for benefits
           per Schedule H of Form 5500                              $189,727,837     $184,402,543
                                                                    ============     ============

The following is a reconciliation of benefits paid to Participants per the financial statements for the year ended December 31, 2001 to Schedule H of Form 5500:

         Benefits paid to participants per
         the financial statements                                    $15,598,223
         Add: Amounts allocated to withdrawing
           participants at December 31, 2001                             259,424
         Less: Amounts allocated to withdrawing
           participants at December 31, 2000                                   -
                                                                     -----------

         Benefits paid to participants per
           Schedule H of Form 5500                                   $15,857,647
                                                                     ===========

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.